For Immediate Release

MEDIA RELEASE

Besra still awaiting financing close; recovery roadmap in place

Toronto, Canada: 13 January 2015 - As advised in the press release of 22 December 2014, the Ontario Securities Commission has issued a cease trade order (CTO) for Besra securities, and it is not expected that this will be lifted until after the company remedies its continuous disclosure defaults as stated in Besra media release of 15 December 2014. As the full CTO means that the Company cannot advance the financing, Besra is applying for a variation of the CTO to permit the financing to occur and if such an order is granted, the company is expected to continue to pursue the financing.

Resumption of production at the Bong Mieu site in Central Vietnam is progressing and costs are being strictly analysed on an on-going basis and are reducing. Following close of the financing further funds is expected be allocated to bringing Bong Mieu back to normal production. Preparations are also being made for a return to production at the nearby Phuoc Son site, should there be a favourable outcome from the pending report of the Prime Minister’s enquiries team on taxes and royalties. This should also clear the path for a capital injection from the company’s Vietnamese bankers.

Besra continues to advanced discussions with parties from the mining industry and financial markets interested in buying into the Bau Project in East Malaysia.

Besra has a plan in place to return to production in Vietnam, keep costs low, relist on an appropriate trading platform and develop the world class Bau goldfield; all of which can begin to occur after the closing of the current financing. Although there remain many obstacles to resuming business as usual, Besra management is committed to the challenge.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has three key properties; the Bau Goldfield in East Malaysia and Bong Mieu and Phuoc Son in Central Vietnam. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

Steve Wilson
Corporate Communications Director
T: +64 9 9121765
M: +64 21675660
E: steve.wilson@besra.com